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02037302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING RECEIVED MAY 21 2002 WASH. D.C. SECTION

For the month of May 2002

TMM Group
(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan
(Address of principal executive office) México City, D.F., C.P. 14010 México

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

Grupo TMM, S.A. de C.V.
(Registrant)

Date May 20, 2002

By ____________
(Signature)*

Name: Jacinto Marina
Title: Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

Grupo **TMM**

GRUPO TMM COMPANY CONTACT:
Brad Skinner, Senior Vice President,
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600 (kwalczak@dresnerco.com)

GRUPO TFM COMPANY CONTACT
Mario Mohar, Chief Executive Officer and President
011-525-55-447-5813
(mmohar@gtfm.com.mx)

GRUPO TMM COMMENTS ON REJECTED FERRO SUR AND FERRO MEX RAIL LINES MERGER

Decision Affirmed Original Design of Privitization Process

Mexico City, May 17, 2002 - Grupo TMM (NYSE: TMM and TMM/L), the largest Latin American multi-modal transportation and logistics company and owner of the controlling interest in Mexico's busiest railway, Grupo TFM, stated that it is satisfied with the ruling by the Mexican government on Thursday, May 16, 2002, that the merger between Ferrocarril Mexicano and Ferrocarril Del Sureste, the country's second- and third-largest railways, was denied permission by the government on anti-trust grounds. The government indicated in its ruling that the proposed merger would violate not only the Mexican Privatization Rules of 1995, but also would challenge the concession title in each of the regional railroad charters.

Jose Serrano, chairman of Grupo TMM and Grupo TFM, commented, "As we have stated consistently throughout this process, the merger of these properties would subvert and challenge the spirit and objectives of the privatization process, and would lead Mexican industry down a path that is contrary to the interests of consumers and manufacturers. We were confident that Mexican authorities would deny permission for this merger."

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at http://www.grupotmm.com.mx, TFM's web site at http://www.gtfm.com.mx. Both sites offer Spanish/English language options.

GRUPO TFM COMPANY CONTACT:
Jacinto Marina, Acting Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Leon Ortiz, Director of Finance
011-525-55-447-5800
(lortiz@gtfm.com)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600 (kwalczak@dresnerco.com)

For Immediate Release
Friday, May 17, 2002

GRUPO TFM ANNOUNCES EXTENDED CONSENT SOLICITATION

MEXICO CITY, May 17, 2002 - Grupo TMM (NYSE: TMM and TMM/L) and Kansas City Southern (NYSE: KSU), owners of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S. A. de C.V. (Grupo TFM), announced today that Grupo TFM's subsidiary, TFM is amending and extending its consent solicitation in respect of its 10.25 percent Senior Notes due 2007 and 11.75 percent Senior Discount Debentures due 2009 (together, the "Notes").

If the conditions to the consent solicitation are met, TFM will pay holders that grant consents a cash fee of $30.00 for each $1,000 principal amount of Notes. The consents will allow specified amendments to the respective indentures under which the Notes were issued. Holders that do not grant consents will not receive any fee, but will be bound by the amendments, if adopted. All those who held Notes as of the record date, April 11, 2002, are eligible to participate in the consent solicitation.

The terms of the consent solicitation are described in an amended and restated consent solicitation statement dated May 9, 2002 and the amendments announced today are described in a supplement thereto dated May 17, 2002. These may be obtained upon request without charge by contacting: Mellon Investor Services LLC, 44 Wall Street, 7th Floor, New York, New York 10005, toll-free telephone: (800) 636-8927, telephone number for banks and brokers: (917) 320-6286. The consent solicitation is subject to conditions specified in the consent solicitation statement, as supplemented.

The consent solicitation, which was scheduled to expire at 5:00 pm Eastern Standard Time on Monday, May 20, 2002, will now expire at 5:00 pm Eastern Standard Time on Tuesday, May 21, 2002 (unless extended further).

This press release is not an offer to pay a fee with respect to the Notes. Such an offer is only made by the consent solicitation statement, as supplemented.

on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

SUPPLEMENT TO THE AMENDED AND RESTATED CONSENT SOLICITATION STATEMENT DATED MAY 9, 2002

TFM

TRANSPORTACION FERROVIARIA MEXICANA

Consent Solicitation Regarding 10.25% Senior Notes due 2007 and 11.75% Senior Discount Debentures due 2009 of

TFM, S.A. de C.V.

This supplement amends the amended and restated consent solicitation statement dated May 9, 2002 (as amended hereby, the "consent solicitation statement") relating to our solicitation of consents (as described therein and modified hereby, the "consent solicitation") in respect of our 10.25% Senior Notes due 2007 and 11.75% Senior Discount Debentures due 2009 (the "existing notes").

The purpose of this supplement is to describe certain changes to the proposed amendment (as described in the consent solicitation statement and modified herein, the "proposed amendment") to each of the indentures pursuant to which the existing notes were issued (the "existing indentures"). The changes to the proposed amendment relate to the limitation on indebtedness covenant in the existing indentures (the existing form of which is described in Annex I to the consent solicitation statement). As modified, the proposed amendment will:

- increase the interest coverage ratio we must achieve in order to incur indebtedness (in the absence of a relevant exception) from 2.5:1 to 3.0:1 *if the indebtedness is incurred during the period beginning after the date on which the cash* fee provided for in the consent solicitation statement is paid to the holders of existing notes that are eligible to receive it and ending on October 31, 2003 (at which time it would revert to 2.5:1); and
- replace the "basket" that currently allows us to incur $475.0 million of indebtedness without regard to the interest coverage ratio with a $50.0 million "basket" that we may use only for specified purposes (rather than a $75.0 million "basket" as had been previously proposed).

The proposed amendment will otherwise be unchanged, and in particular will still provide for:

- a one-time waiver of the limitation on restricted payments covenant in the existing indentures to allow us to purchase the equity interest of the Mexican government in our parent company, Grupo TFM; and
- re-setting of the accrued "basket" available to us for making restricted payments at zero, with retroactive effect to April 1, 2002.

The information set forth herein is incomplete and should be read in conjunction with the information contained in the consent solicitation statement (including the materials incorporated by reference therein). Copies of the consent solicitation statement may be obtained upon request without charge by contacting:

Mellon Investor Services LLC
44 Wall Street, 7th Floor
New York, New York 10005
Toll-free: (800) 636-8927
Banks and Brokers: (917) 320-6286

The "expiration date" for the consent solicitation was previously 5:00 p.m., New York City time, on May 20, 2002, and has been extended to 5:00 p.m., New York City time, on May 21, 2002 (unless further extended).

The Dealer Manager for the consent solicitation is:

Salomon Smith Barney

May 17, 2002

CHANGES TO THE PROPOSED AMENDMENT

The changes to the proposed amendment described on the cover page hereof are reflected in amendments, set forth below, to (1) the portions of the consent solicitation statement describing the proposed amendment and (2) the Form of First Supplemental Indenture (the "form of indenture") included in the consent solicitation statement as Annex A.

Amendments to the Consent Solicitation Statement

The first paragraph on page 2 of the consent solicitation statement is hereby replaced by the following paragraph:

We are soliciting consents of holders that held, as of April 11, 2002 (the "record date"), our 10.25% Senior Notes due 2007 (the "senior notes") and our 11.75% Senior Discount Debentures due 2009 (the "senior discount debentures" and, together with the senior notes, the "existing notes") to an amendment (the "proposed amendment") of each of the indentures pursuant to which the existing notes were issued (the "existing indentures"). The proposed amendment provides for:

- a one-time waiver of the limitation on restricted payments covenant in the existing indentures to allow us to purchase the equity interest of the Mexican government in our parent company, Grupo TFM;
- an increase of the interest coverage ratio we must achieve in order to incur indebtedness (in the absence of a relevant exception) from 2.5:1 to 3.0:1 if the indebtedness is incurred during the period beginning after the date on which the cash fee provided for in the consent solicitation statement is paid to the holders of existing notes that are eligible to receive it and ending on October 31, 2003 (at which time it would revert to 2.5:1);
- elimination of the "basket" that currently allows us to incur $475.0 million of indebtedness without regard to the interest coverage ratio (although we will retain the ability to refinance currently outstanding indebtedness represented by our U.S. commercial paper program, which was originally incurred under this "basket") and insertion in its place of a $50.0 million "basket" that we may use to incur secured indebtedness for specified purposes; and
- re-setting of the accrued "basket" available to us for making restricted payments at zero, with retroactive effect to April 1, 2002.

The first paragraph under the heading "Summary – Purpose of the Consent Solicitation," found on page 5 of the consent solicitation statement, the first paragraph under the heading "Summary – Summary of the Proposed Amendment," found on page 9 of the consent solicitation statement and the third paragraph under the heading "The Proposed Amendment," found on page 19 of the consent solicitation statement, are each hereby replaced by the following paragraph:

We are soliciting the consents of holders of our existing notes to the proposed amendment, which provides for:

- a one-time waiver of the limitation on restricted payments covenant in the existing indentures to allow us to purchase the equity interest of the Mexican government in our parent company, Grupo TFM;
- an increase of the interest coverage ratio we must achieve in order to incur indebtedness (in the absence of a relevant exception) from 2.5:1 to 3.0:1 if the indebtedness is incurred during the period beginning after the date on which the cash fee provided for in the consent solicitation statement is paid to the holders of existing notes that are eligible to receive it and ending on October 31, 2003 (at which time it would revert to 2.5:1);
- elimination of the "basket" that currently allows us to incur $475.0 million of indebtedness without regard to the interest coverage ratio (although we will retain the ability to refinance currently outstanding indebtedness represented by our U.S. commercial paper program, which was originally incurred under this "basket") and insertion in its place of a $50.0 million "basket" that we may use to incur secured indebtedness for specified purposes; and

- re-setting of the accrued "basket" available to us for making restricted payments at zero, with retroactive effect to April 1, 2002.

The first two paragraphs under the heading "Summary – Summary of the Proposed Amendment – Other Amendments to the Limitation on Indebtedness and the Limitation on Restricted Payments Covenants," found on page 10 of the consent solicitation statement, and the first two paragraphs under the heading "The Proposed Amendment – Other Amendments to the Limitation on Indebtedness, Limitation on Restricted Payments and the Limitation on Liens Covenants," on page 20, are hereby replaced by the following paragraphs:

In addition to the amendments described above, the proposed amendment would amend Sections 4.03, 4.04 and 4.09 of each existing indenture to:

- increase the interest coverage ratio we must achieve in order to incur indebtedness (in the absence of a relevant exception) from 2.5:1 to 3.0:1 if the indebtedness is incurred during the period beginning after the date on which the cash fee provided for in the consent solicitation statement is paid to the holders of existing notes that are eligible to receive it and ending on October 31, 2003 (at which time it would revert to 2.5:1);
- eliminate the "basket" that currently allows us to incur $475.0 million of indebtedness without regard to the interest coverage ratio (although we will retain the ability to refinance currently outstanding indebtedness represented by our U.S. commercial paper program, which was originally incurred under this "basket") and insert in its place a $50.0 million "basket" that we may use to incur secured indebtedness for specified purposes; and
- re-set the accrued "basket" available to us for making restricted payments at zero, with retroactive effect to April 1, 2002.

The existing indentures generally prohibit us from incurring indebtedness unless the consolidated interest coverage ratio of Grupo TFM, after giving effect to such indebtedness, would be greater than 2.5 to 1. It is our belief that the consolidated interest coverage ratio of Grupo TFM is currently greater than 2.5 to 1. If adopted, the proposed amendment would increase the interest coverage ratio we must achieve in order to incur indebtedness in the absence of a relevant exception from 2.5:1 to 3.0:1, if the indebtedness is incurred during the period beginning after the date on which the cash fee provided for in the consent solicitation statement is paid to the holders of existing notes that are eligible to receive it and ending on October 31, 2003 (at which time it would revert to 2.5:1).

Following the expiration of the consent solicitation, we intend to seek $170.0 million of financing (through the issuance of notes or commercial paper, a bank loan or otherwise) for a portion of the cost of our purchase of the Mexican government's equity interest in Grupo TFM as described herein. Our obligation to make payment for consents received will be conditioned upon, among other things, our obtaining at least $150.0 million of such financing. Because the increase in the interest coverage ratio we must achieve in order to incur indebtedness (in the absence of a relevant exception) would not take effect until after the date on which the cash fee is paid, and the cash fee will be paid on or after the closing date for the financing, the financing will not be affected by the increase in the required interest coverage ratio from 2.5:1 to 3.0:1.

The existing indentures currently contain several exceptions to the prohibition on incurring indebtedness when the applicable ratio is not reached, including an exception allowing us to incur indebtedness outstanding at any time in an aggregate principal amount not to exceed $475.0 million without regard to the applicable interest coverage ratio. This $475.0 million "basket" would be removed by the proposed amendment. The proposed amendment would insert in its place a provision allowing us to borrow up to $50.0 million for the purpose of financing the cost of any improvements or construction related to our wholly-owned subsidiaries, Mexrail, Inc. and the Texas-Mexican Railway Company. Section 4.09 of the existing indentures would also be amended to allow us to create liens to secure indebtedness incurred under this basket.

979

Amendments to the Form of Indenture

Section 1.3 of the Form of First Supplemental Indenture included in the consent solicitation statement, on page 27 is hereby replaced with the following:

SECTION 1.3 *Amendment of Section 4.03(a) of the Indenture.* The Company, the Guarantor, the Trustee and the Paying Agent hereby agree to amend Section 4.03(a) of the Indenture, and Section 4.03(a) of the Indenture is hereby amended, by:

(A) replacing the first paragraph of such section in its entirety with the following paragraph:

> (a) The Guarantor will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Securities, the Securities Guarantees, the Senior Notes (and the guarantee thereof) and Indebtedness existing on the Closing Date and any Indebtedness incurred before the effectiveness of the First Supplemental Indenture hereto (including, without limitation, under our U.S. Commercial Paper Program) in accordance with the provisions of this Indenture as of the time of Incurrence); *provided* that the Guarantor and the Company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than (i) if the Indebtedness is Incurred during the period beginning on the Closing Date and ending on the third anniversary thereof, 2.25:1; (ii) if the Indebtedness is Incurred during the period beginning after the third anniversary of the Closing Date and the Cash Fee has not been paid, 2.5:1; (iii) if the Indebtedness is Incurred during the period beginning after the third anniversary of the Closing Date and ending on the date upon which the Cash Fee is paid, 2.5:1; (iv) if the Indebtedness is Incurred during the period beginning after the date upon which the Cash Fee is paid and ending on October 31, 2003, 3.0:1; and (v) if the Indebtedness is Incurred thereafter, 2.5:1.

(B) replacing clause (i) thereof in its entirety with the following text:

> (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $50.0 million that is Incurred solely for the purpose of financing the cost of improvements or construction related to the properties of Mexrail, Inc. and the Texas-Mexican Railway Company, the net proceeds of which are applied to finance the cost of such improvements or construction; and

(c) eliminating the cross-reference to clause (i) found in clause (iii) of Section 4.03(a).